

June 7, 2013

Via E-mail
Francisco D'Souza
Chief Executive Officer
Cognizant Technology Solutions Corporation
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666

>   Re: **Cognizant Technology Solutions Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **File No. 000-24429**

Dear Mr. D'Souza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 67 (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A Filed April 19, 2013)

Executive Compensation

Base Salary, page 45

1.   You state that you make periodic adjustments to the base salaries of your named executive officers based on individual performance and contributions, market trends, competitive position and your financial situation.   However, your disclosure fails to provide investors with meaningful information regarding how you set base salaries in fiscal 2012 based on each officer's performance against the factors identified. In future

filings, please disclose how you chose to set salaries based on these factors for the respective fiscal year. Please refer to Item 402(b)(iv) and (v) of Regulation S-K.

Long-Term Incentives, page 47

2.   We note that you determined the number of restricted stock units and performance units awarded to each of your executive officers in fiscal 2012 based on various factors set forth in this section. Although you generally discuss the factors considered in making equity awards, you do not explain how you determined the specific grants awarded to each named executive officer. In future filings, please provide an analysis of how the compensation committee considered each of the factors identified when making an equity awards to each of your named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Adviser